Exhibit 99.1

SINOVAC Receives Approval on Sabin Strain Based Inactivated Polio Vaccine (sIPV) to Support Global Polio Endgame Strategy

BEIJING, China, July 19, 2021 -- SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it received a drug registration approval from the National Medical Product Administration of China (“NMPA”) for its Sabin strain based inactivated polio vaccine (Vero cells) ("sIPV") on July 12, 2021. The vaccine is expected to be available on the market by the end of 2021. SINOVAC also submitted an application for prequalification (PQ) to the World Health Organization (“WHO”) in early 2020 and the WHO conducted its on-site inspection in February 2021.

SINOVAC's sIPV is approved for use on infants and children aged 2 months and above to prevent poliomyelitis due to infection of types I, II and III polioviruses. The primary immunization requires 3 doses at least one month apart, beginning at 2 months of age. A booster shot will be given at 18 month of age. According to the results of phase III clinical trial, no serious or rare adverse events were observed in relation to vaccinations, which indicates the good safety profile of SINOVAC’s sIPV vaccine. Inactivated polio vaccine (IPV) contains no live virus and, thus, carries no risk of emergence from vaccine-derived poliovirus (VDPV) or vaccine-associated paralytic polio (VAPP).

As the COVID-19 pandemic impact persists, countries where the wild polio strain still exist have been experiencing an increase in prevalence of polio casese. In addition, some other countries also reported more vaccine-derived poliovirus (VDPV) and vaccine-associated paralytic polio (VAPP) cases as a result of the virus circulating in the environment and human body, especially as the number of VAPP cases has reached a peak in the past 10 years.

The WHO called for Expressions of Interest (EOI) in 2010, 2011 and 2012 from vaccine manufacturers in the private or public sectors to collaborate with the WHO and Intravacc (Institute for Translational Vaccinology) from The Netherlands to develop and supply sIPV under the Global Polio Eradication Initiative. SINOVAC submitted its EOI in 2012 and was selected as a technology transfer recipient after the qualification review and site inspection by the WHO and Intravacc. In 2014, SINOVAC entered into a license agreement with Intravacc to develop and commercialize the Sabin strain based Inactivated Polio Vaccine (sIPV) for distribution to China and other countries. According to the agreement, SINOVAC committed to commercializing the vaccine in China, inclusive of conducting clinical trials, obtaining regulatory approval, commercializing the sIPV vaccine and seeking pre-qualification by WHO.  In addition, SINOVAC committed to having the capacity to supply, or make arrangements for the supply of, sIPV to the public sector in other countries, as well as international organizations in sufficient quantities to ensure a meaningful contribution to the global endgame of polio eradication.

About Poliomyelitis

Poliomyelitis, commonly shortened to polio, is an infectious disease caused by the poliovirus, which mainly affects children under 5 years of age. Poliovirus is usually spread from person to person through infected fecal matter entering the mouth. It may also be spread through food or water containing human feces and, less commonly, from infected saliva, causing damage to motor neurons in the anterior horn of the spinal. The main symptoms are fever, general malaise and, in severe cases, pain in the limbs, and irregularly distributed and mild flaccid paralysis.

The Global Polio Eradication Initiative (GPEI), launched in 1988, is dedicated to the eradication of polio worldwide. Although global polio cases have decreased by 99.9%, there are still some barriers to vaccinate children around the world against polio, and polio control remains the top priority as a public health emergency of international concern. In addition, the COVID-19 pandemic has led to an increase in polio cases. A total of 1,226 cases of all types of polio occurred last year, compared to only 138 cases in 2018. On June 10, the GPEI launched the Polio Eradication Strategy 2022-2026: Meeting the Promise to overcome the final challenges to polio eradication.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 50 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has approved for registration. The Company is developing several new products including combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,”“expects,”“anticipates,”“future,” “intends,”“plans,”“believes,”“estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871 or
+86-10-5693-1897
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
Email: william.zima@icrinc.com

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